LEASE AGREEMENT

2125 O'Nel Drive, San Jose, California

This Lease Agreement (this "**Lease**") is entered into as of April 27, 2012, between **O'Nel Office Holdings, LLC**, a Delaware limited liability company ("**Landlord**"), and **8x8, Inc**., a Delaware corporation ("**Tenant**"), who agree as follows with respect to the Premises described below.

1. Agreement to Let.   From the date of this Lease until the Expiration Date or earlier termination in accordance with this Lease (the "**Term**"), Landlord leases to Tenant, and Tenant leases from Landlord, the Premises within the Project. The "**Project**" is comprised of the real property located at 2125 O'Nel Drive, San Jose, County of Santa Clara, California, more particularly described on the attached *Exhibit A*, on which is located a single building of approximately 104,657 rentable square feet (the "**Building**"), with parking and landscaped areas.   The "**Premises**" is the interior of the Building and those portions of the Project owned by Landlord and intended for use by tenants and invitees of the Project, including the common passageways, walkways, hallways, parking areas, and driveways.

2. Principal Lease Provisions and Definitions. The following are the principal provisions of, and definitions applicable, to this Lease.

2.1.   "**Basic Monthly Rent**" means the following, on a fully net basis, which amount is unaffected by the actual size of the Premises, regardless of any re-measurements from time to time: (a) zero, for the 3-month period beginning on the Rent Commencement Date; *then* (b) $130,821.25 plus the Additional Allowance Rent, if any (as defined and described in the attached *Exhibit C*), for the period beginning on the first day after the period described in clause (a) (prorated for such month if less than 30 days) and continuing until the last day of the 15th calendar month following the month in which the Rent Commencement Date occurs. Thereafter, Basic Monthly Rent automatically increases by 3.0% on the first day after the period described in clause (b) of the preceding sentence and again on each anniversary of such date.

2.2.   "**Brokers**" means CBRE, Inc. (through Tom Taylor, Dave Fukuda, and Matthew Taylor), as Tenant's broker, and Colliers International and Cassidy Turley Northern California jointly, as Landlord's broker. (See Section 31 below).

2.3.   **Dates**: "**Rent Commencement Date**" means the earliest of: (a) August 1, 2012, (b) the date on which Tenant begins operating out of any portion of the Premises, and (c) the date on which the TI Work is substantially completed (as defined in the general construction contract for the TI Work). "**Expiration Date**" means the date that is the last day of the 87th calendar month following the Rent Commencement Date. Tenant may once extend the Expiration Date in accordance with the attached *Addendum No. 1*.

2.4.   **Notice Addresses for Tenant**: Before the Rent Commencement Date: 810 W. Maude Avenue, Sunnyvale, California 94085. After the Rent Commencement Date: at the Premises.

2.5.   **Notice and Payment Address for Landlord**:   c/o Orchard Commercial, 2055 Laurelwood Road, Suite 130, Santa Clara, CA 95054; with copies of all notices concurrently delivered to JP Morgan Asset Management – Global Real Assets, Attention Michael Yoo, 2029 Century Park East, Suite 4150, Los Angeles CA 90067, and to Cannae Corporation, Attention Jay Atkinson, 155 Montgomery St., Suite 1605, San Francisco, CA 94104.

2.6. "**Operations Plan**" means a plan prepared by Tenant in reasonable detail describing Tenant's intended use of each area of the Premises, including detailed lists of chemicals (including all codes and classifications) and major equipment (including specific make, model, and specifications) to be used or located in each such area of the Premises or to be used or transported by Tenant or any of its Invitees on or around the Project. The initial Operations Plan is attached as *Exhibit B* to this Lease. If, at any time during the Term, Tenant desires to modify the Operations Plan, Tenant must first obtain Landlord's written approval (which approval shall not unreasonably be withheld).

2.7. "**Permitted Use**" means Tenant's use of the Premises for general office and research and development, and associated receiving, storage, and shipping, in accordance with the Operations Plan and all Applicable Regulations (as defined in Section 36.5 below).

2.8. "**Security Deposit**" means cash in an amount equal to $156,000.00, to be deposited with Landlord concurrently with Tenant's execution of this Lease. (See Section 19)

2.9. "**TI Allowance**" means up to $1,690,210.55 plus the Additional Allowance, if any (as defined and described in the attached *Exhibit C*), to be funded by Landlord and used exclusively for the design and construction in accordance with the attached *Exhibit C*.

2.10. **TI Work**: Tenant shall (at Tenant's cost to the extent exceeding the TI Allowance) improve the Premises with the improvements (the "**Tenant Improvements**") described in, and designed and completed in accordance with, the attached *Exhibit C* (the "**TI Work**").

3. Possession. Landlord will deliver possession of the Premises to Tenant within one business day after the mutual execution of this Lease and Tenant's delivery to Landlord of the Security Deposit, the portion of Tenant's first month's rent set forth in Section 8 of this Lease, and the certificates of insurance required by this Lease. Tenant has thoroughly inspected the Premises and accepts the Premises in its as-is condition with no right to require Landlord to perform any work to the Premises, other than Landlord's obligation to replace the HVAC units as provided in this paragraph and except as otherwise expressly provided below in this paragraph. From the date Tenant initially takes possession of any portion of the Premises, Tenant will be solely responsible for all utilities and services provided to the Project and payment or reimbursement of the costs for all such items. Tenant waives all warranties, whether express or implied (including any warranties of merchantability or fitness for a particular purpose), with respect to the Premises, except as follows: (a) Landlord represents that to its actual knowledge the Project does not contain any Hazardous Materials in violation of Applicable Regulations, (b) Landlord represents that the plumbing, electrical, and life-safety systems (the "**Building Systems**") at the Project are, or by the Rent Commencement Date will be, in good working order, and (c) before the Rent Commencement Date, at Landlord's cost, Landlord shall replace the existing HVAC box car units at the Project with new HVAC units capable of approximately 200 tons of capacity. Notwithstanding anything to the contrary set forth in this Lease, Tenant is not obligated to pay for and Landlord will pay for any repair or replacement costs incurred during the 12 months after the Rent Commencement Date resulting from defects in the Building Systems, except to the extent that such repairs or replacements are necessitated by Tenant's use of the Building Systems in excess of their capacity or by Tenant's negligence or willful misconduct (and this sentence does not affect Tenant's obligations to pay all normal maintenance costs during such one-year warranty period for the Building Systems). Landlord shall assign its rights to Tenant, on a non-exclusive basis, under any roof and HVAC warranties with respect to the Project.

4. <u>Use of Premises</u>. Tenant and its employees, agents, guests, invitees, customers, service-providers, and licensees (collectively, "**Tenant's Invitees**") may use the Premises for the Permitted Use and for no other use. Any change in the Permitted Use requires Landlord's prior written consent, which consent will not be unreasonably withheld. Tenant may not do, bring, or keep anything in or about the Premises that will cause a cancellation of any insurance covering the Premises or the Project. Tenant shall comply with all Applicable Regulations concerning the Project or Tenant's or Tenant's Invitees' use of the Project, including the obligation at Tenant's sole cost to alter, improve, maintain, and restore the Project in compliance with all applicable laws, even if the laws are enacted before or after the date of this Lease, even if compliance entails costs to Tenant of a substantial nature but subject to Section 9.1 below regarding amortization of the cost of certain capital improvements as set forth therein. Such obligation to comply with laws includes compliance with the Americans with Disabilities Act of 1990 (42 U.S.C. 12181 *et seq.*), as amended (the "**ADA**").

5. <u>Parking</u>. Tenant and Tenant's Invitees may use all of the parking area for parking within the Project, consisting of approximately 376 parking spaces (the "**Parking Area**") and the driveways leading to them on an exclusive basis for the benefit of the Premises, subject to all Applicable Regulations. Landlord reserves the right to establish reasonable rules and regulations regarding parking (and the parking lot may not be used for anything but parking for Tenant and Tenant's Invitees). Tenant shall comply with Landlord's request, from time to time, to remove all vehicles from the Parking Area for purposes of maintenance and repair. No personal property of any type may be stored or located in the Parking Area. Landlord shall provide Tenant with a diagram indicating the 376 spaces at the Project that are appurtenant to the Premises and available for Tenant's parking. At Tenant's request, Landlord shall (at Tenant's cost) mark up to eight spaces near the Building for "Visitor Parking Only." Landlord shall use commercially reasonable efforts to minimize the likelihood of unpermitted parking at the Project by neighboring owners and tenants.

6. <u>Signs</u>. Tenant is entitled to all signage rights on any building signage, monument sign, and interior lobby signage in accordance with all Applicable Regulations. Nevertheless, Tenant may not place, construct, or maintain any sign, advertisement, awning, banner, or other exterior decoration in the Premises which is visible from the exterior of the Premises (including inside the windows of the Premises), without Landlord's prior written consent, which consent shall not be unreasonably withheld. Tenant shall, at Tenant's sole cost, make any changes to any of Tenant's signage on the Project as required by any new or revised Applicable Regulation. Tenant shall pay all costs to install, maintain, repair, and replace its signs and to remove them before expiration of the Term (at which time Tenant must restore the Project to the condition it would have been in absent installation and removal of the signage). Tenant's signage rights under this Lease are personal to Tenant and Tenant's permitted assignees and sublessees under this Lease, and in no event may Tenant transfer any signage rights hereunder separately from a bona fide assignment of this Lease or sublease of the Premises. In no event may any signage include an Objectionable Name. An "**Objectionable Name**" means any name or trade name or logo that relates to an entity that is of a character or reputation, or is associated with a political faction or orientation that is materially inconsistent with the quality of the Project, or that would otherwise be reasonably objectionable to an institutional quality landlord of a building comparable to the Building (e.g., Hustler, Viagra, the KKK, etc.).

7. <u>Communication Equipment</u>. Strictly in accordance with all Applicable Regulations, Tenant and Tenant's contractors (who must first be reasonably approved by Landlord) may have access to install, repair, replace, remove, operate and maintain satellite dishes or other similar devices, such as antennae or similar devices, together with all cable, wiring, conduits and related equipment (collectively, "**Communication Equipment**"), for the non-commercial (i.e., non-revenue generating) purpose of receiving and sending radio, television and other communication signals to and from the Premises in connection with Tenant's use of the Premises, at a location reasonably approved by Landlord on the roof of the Building. Tenant shall ensure that any Communication Equipment installed by Tenant does not unreasonably interfere with any other equipment installed on the roof. Tenant shall retain Landlord's designated roofing contractor to make any necessary penetrations and associated repairs to the roof in order to preserve Landlord's roof warranty. All plans and specifications for the Communication Equipment are subject to Landlord's prior written approval (which shall not be unreasonably withheld, conditioned or

delayed) and all costs of installation, operation and maintenance of the Communication Equipment and any necessary related equipment (including costs of obtaining any necessary permits and connections to the applicable Building's electrical system) must be borne by Tenant. Landlord retains the right to use the roof of the Building for any purpose whatsoever, except signage, provided that Landlord does not unduly interfere with Tenant's use of the Communication Equipment. Landlord will have no obligations with respect to the Communication Equipment. Tenant shall remove the Communication Equipment and related equipment at Tenant's sole cost and expense before the expiration or sooner termination of this Lease or upon the imposition of any Applicable Regulation requiring removal, and shall repair any damage to the Building arising from such removal. Tenant may, at no additional charge, use the existing risers of the Building to install its Communications Equipment; provided that Landlord makes no representation regarding the capacity of such risers. If additional capacity is needed, Tenant may provide such additional capacity, subject to Landlord's prior written approval of the methods and manner of providing such additional capacity, which consent may be withheld in Landlord's reasonable discretion. Tenant represents and warrants that the operation of the Communications Equipment will not cause the Building rooftop to violate the maximum permissible exposure rules established by OSHA. At Landlord's option (to be exercised only if reasonable), Tenant shall (i) pay the cost of a study of the rooftop to ensure that Tenant's Communications Facilities will not cause the rooftop to be in violation of any RF emissions requirements, which study shall be performed by a contractor reasonably approved by Landlord, and (ii) take any steps required by any applicable laws to cause the use of the Communications Equipment to comply with such laws, including implementation of an RF safety program. Before expiration of the Term, Tenant shall remove all of its cabling and Communications Equipment, whether installed as part of the TI Work or otherwise and whether not approved by Landlord, and shall return the Building to the condition it would have been in without the installation or addition of the Communications Equipment or cabling.

8.   Monthly Rent. Tenant shall pay to Landlord as minimum monthly rent, without deduction, setoff, prior notice, or demand, the Basic Monthly Rent in advance, on or before the first day of each calendar month throughout the Term commencing on the Rent Commencement Date. Concurrent with execution of this Lease, Tenant shall deposit with Landlord $130,821.25 to be credited to Tenant's first full month of Basic Monthly Rent. **THIS LEASE IS INTENDED TO BE AN ABSOLUTE "NET LEASE" AND TENANT IS SOLELY RESPONSIBLE FOR THE COST OF ALL CARE, MAINTENANCE, TAXES, INSURANCE, UTILITIES, REPAIR AND OPERATING EXPENSES OF THE PREMISES, EXCEPT TO THE EXTENT SPECIFICALLY PROVIDED TO THE CONTRARY IN THIS LEASE.** All monetary obligations of Tenant under this Lease constitute "**rent**" under this Lease. All payments received by Landlord from Tenant must be applied to the oldest payment obligation owed by Tenant to Landlord and no designation by Tenant, either in a separate writing or on a check or otherwise, will modify this clause or have any force or effect.

9.   Operating Expenses.

9.1.   Definition of Operating Expenses. Beginning on the Rent Commencement Date (regardless of any obligation at the time to pay Basic Monthly Rent), Tenant is responsible for payment of all costs and expenses paid or incurred by Landlord or Tenant relative to the ownership, operation, repair, restoration, replacement, maintenance, and management of the Project ("**Operating Expenses**"), including: (i) water, sewage disposal, drainage, refuse collection and disposal, gas, electricity, and other utility services, and the maintenance of all components, systems, and apparatus by which such utilities and services are provided; (ii) general maintenance and repair of the Project, and including rental and purchase costs of parts, supplies, tools, and equipment; (iii) expenses payable by Landlord pursuant to the provisions of any recorded covenants, conditions, and restrictions, reciprocal easement agreements, and any other recorded documents affecting the Project (other than Landlord's loan(s) secured by the Premises), (iv) all real property or real estate taxes, assessments, association dues, and other impositions, whether general, special, ordinary, or extraordinary, and of every kind and nature, which may be levied, assessed, imposed on the Project or against Landlord on account of the Project, including gross receipts taxes, assessments for special improvement districts and building improvement districts, governmental charges, fees and assessments for police, fire, traffic mitigation or other governmental service of purported benefit to the Project, taxes and assessments levied in substitution or supplementation in whole or in part of any such taxes or assessment, and all costs and fees incurred in connection with seeking reductions in any tax liabilities described above, which reductions Landlord will also seek, if not already seeking, if so requested by Tenant ("**Real Estate Taxes**"); (v) any personal property taxes, assessments, or other impositions levied, assessed, or imposed upon any personal property of Landlord or Tenant used in connection with the Project, (vi) Insurance Expenses (as defined below); (vii) a property management fee to Landlord or its agent, not to exceed 3% of Basic Monthly Rent (except that during the period for which Basic Monthly Rent is zero, such fee will $3,925 per month), plus reimbursement of Landlord's and its agent's actual costs in connection with management of the Project, as well as all other labor and labor related costs, including wages, salaries, taxes, insurance, and employee benefits (except for employees of positions of property manager or higher); provided that if any employee performs services in connection with the Project and any other property, costs associated with such employee may be proportionally included in Operating Expenses based on the percentage of time the employee devotes to the Project versus the other properties, (viii) all legal, accounting, inspection, consultation, janitorial, and other service fees and costs; and (ix) capital improvements or modifications deemed reasonably necessary by Landlord or appropriate to reduce other Operating Expenses or to comply with Applicable Regulations; *provided, however*, any costs of such capital improvements or modifications shall be amortized (with interest based on a rate equal to 2.0% above the Prime Rate in effect in the U.S. as of the date such capital costs are paid, as published in the Wall Street Journal, or, if necessary, a reasonable substitute index reasonably selected by Landlord) over the anticipated useful life of such capital improvements or modifications.

Notwithstanding the foregoing, Operating Expenses shall not include any of the following:

(a) costs to repair the structural exterior walls, foundations, or structural support of the roof of the Building;

(b) legal fees, brokerage commissions, and advertising costs incurred in connection with the sale of any portion of the Project or the leasing of other premises within the Project;

(c) costs incurred in connection with damage or repairs to the extent reimbursed from any insurance policy carried by Landlord (or required to be carried by Landlord under Article 12 below) in connection with the Project;

(d) expenses for repair or replacement paid by condemnation awards;

(e) salaries for positions of property manager or higher;

(f) the cost of offsite service personnel to the extent that such personnel are not engaged in the management, operation, repair or maintenance of the Project;

(g) Landlord's or its property manager's general overhead expenses to the extent not related to the Project;

(h) all principal, interest, loan fees, and other carrying costs related to any mortgage or deed of trust encumbering the Project, unless such costs are directly attributable to Tenant's, its agents' or employees' activities in, on or about the Project, or as a result of a Tenant's breach or default under this Lease; or

(i) legal fees, accountant fees and other expenses incurred in disputes regarding or associated with the enforcement or defense of Landlord's title to or interest in the Project or any part thereof.

Additionally, notwithstanding anything to the contrary set forth in this Lease, "Real Estate Taxes" do not include Landlord's federal or state income, franchise, inheritance or estate taxes, capital, stock, succession, transfer, gift, or estate tax. Landlord shall reimburse Tenant, by means of a credit against future Operating Expenses or a direct payment from Landlord to Tenant, for any amount paid by Tenant for Real Estate Taxes that is later refunded to Landlord or otherwise reduced after first deducting Landlord's costs of obtaining the refund or credit.

9.2. <u>Payment of Operating Expenses</u>. Landlord shall deliver to Tenant an annual statement setting forth the estimated Operating Expenses Landlord expects to incur for the applicable year ("**Expense Statement**"). The Expense Statement for calendar year 2012 is attached to this Lease as *Exhibit F*. Tenant shall pay one-twelfth of the amount set forth in the Expense Statement with each payment of Basic Monthly Rent. Tenant's payment obligations under this paragraph constitute additional rent under this Lease. If the sum of Tenant's payments on account of Operating Expenses during any calendar year exceeds the actual Operating Expenses for the calendar year, then the excess will be credited against future Operating Expenses due from Tenant, or, if after the Expiration Date, paid directly to Tenant. If the sum of Tenant's Operating Expense payments for any calendar year is less than the actual Operating Expenses for the calendar year, then Tenant shall pay Landlord the amount of the deficiency within 30 days after delivery of Landlord's statement reconciling the year's Operating Expenses. Landlord's delay in delivering any Expense Statement or reconciliation statement will not release Tenant of its obligation to pay any portion of the Operating Expenses, unless such delay is more than 12 months after the end of the calendar year for which Operating Expense reconciliation is being sought. If at any time Landlord incurs an unanticipated Operating Expense (or any other expense to be borne by Tenant under this Lease), Landlord may invoice Tenant for reimbursement of such expense any time after the expense is incurred, in which case Tenant shall pay the amount so invoiced within 30 days after Landlord delivers the invoice.

9.3. <u>Audit</u>. If Tenant disputes the amount set forth in any reconciliation statement within 90 days after receipt, then an independent certified public accountant who is a member of a nationally or regionally recognized accounting firm designated by Tenant, may, after reasonable notice to Landlord and at reasonable times, inspect Landlord's records at Landlord's offices pertaining to Landlord's calculation of Operating Expenses. In no event shall such accountant be compensated on a contingency fee basis. If, within 30 days after commencement of such inspection, Tenant notifies Landlord in writing that Tenant still disputes such amounts, a certification as to the proper amount shall be made, at Tenant's expense, by an independent certified public accountant selected by Tenant and reasonably approved by Landlord and who is a member of a nationally or regionally recognized accounting firm. If such certification by the accountant reasonably proves that the Operating Expenses set forth in the reconciliation statement were overstated by more than 5.0%, then Tenant's audit costs, including the cost of such certification, shall be promptly reimbursed by Landlord. Promptly following the parties' receipt of such certification, the parties shall make such appropriate payments or reimbursements, as the case may be, to each other, as are determined to be owing pursuant to such certification. Tenant's failure to dispute the amount of any Operating Expense or reconciliation statement within 90 days after Tenant's receipt of a reconciliation statement for the applicable calendar year, is deemed Tenant's waiver to ever make a claim based on Operating Expenses for that applicable year.

10. <u>Utilities and Services</u>. Tenant shall arrange for and pay the cost of all utilities and services (including any connection charges and taxes thereon) furnished to the Premises or used by Tenant, including electricity, water, heating, ventilating, air-conditioning, oil, sewer, gas, telephone, communication services, trash collection, and janitorial services. Landlord may not be held liable for failure to furnish any utilities or services to the Premises unless the failure results from Landlord's gross negligence or willful misconduct. If Landlord constructs new or additional utility facilities, including wiring, plumbing, conduits, or mains, resulting from Tenant's changed or increased utility requirements, Tenant shall promptly pay to Landlord the total cost of such items. The discontinuance of any utilities or services shall neither be deemed an actual or constructive eviction, nor release Tenant from its obligations under this Lease including Tenant's obligation to pay rent.

11. <u>Maintenance</u>.

11.1. <u>Tenant's Maintenance Obligations</u>. Tenant shall at its sole cost (i) maintain, repair, replace, and repaint, all in first class condition, all aspects and portions of the Premises other than those for which Landlord is responsible under Section 11.2, (ii) arrange for the removal of trash from the Premises, (iii) maintain service agreements reasonably satisfactory to Landlord relative to maintenance, repair, and replacement of the elevator, and fire, life-safety, and security systems within the Premises, (vi) maintain janitorial and pest and termite control service agreements with respect to the Premises, reasonably acceptable to Landlord. Tenant shall provide Landlord with current copies of all maintenance, service and cleaning contracts throughout the Term. If Tenant fails to fulfill its obligations to maintain, repair, replace, or repaint any portion of the Premises or to maintain the required service contracts as provided above, then Landlord may maintain, repair, replace, or repaint any such portion of the Premises or Project or retain its own service contract(s) and Tenant shall promptly reimburse Landlord for Landlord's actual cost thereof, plus a supervisory fee in the amount of 5.0% of such actual cost, which sum constitutes additional rent under this Lease. Landlord, at Landlord's reasonable discretion, may require Tenant to use specific contractors or construction techniques for the purpose of maintaining warranties or the integrity of the Premises.

11.2. <u>Landlord's Maintenance Obligations</u>. Landlord shall, subject to reimbursement from Tenant as part of Operating Expenses, maintain, repair, and replace the parking and landscape areas of the Project, the roof membrane, HVAC system, and wash the exterior windows. Landlord shall maintain repair and replace (at its sole cost) the structural portions of the Project, which are the foundations, exterior walls, and roof structure (but the costs of maintaining, repairing, or replacing non-structural aspects of such components, such as painting or washing the exterior walls, will be included in reimbursable Operating Expenses). Landlord's failure to perform its obligations set forth in the preceding two sentences will not release Tenant of its obligations under this Lease, including Tenant's obligation to pay rent; but if Landlord fails, within 30 days after receipt of written notice of such failure or within such longer period of time if such failure is not reasonably susceptible to cure within a 30-day period, to perform any of its material obligations hereunder to Tenant and such failure is material and adverse to Tenant, then Tenant may, as its sole remedy, by process of law, compel Landlord to perform its obligations. Should Tenant be the prevailing party in such process to compel, then Landlord will pay Tenant upon demand all reasonable out-of-pocket costs incurred by Tenant pursuing such preceding remedy, including but not limited to reasonable attorneys' fees. Tenant waives the provisions of California Civil Code Sections 1932(1), 1941 and 1942 and/or any similar or successor law regarding Tenant's right to terminate this Lease or to make repairs and deduct the expenses of such repairs from the rent due under this Lease.

12. <u>Insurance</u>. Tenant shall obtain and maintain the following insurance ("**Tenant's Insurance**"): (a) Commercial General Liability Insurance applicable to the Premises and its appurtenances providing, on an occurrence basis, a minimum combined single limit of $3 million; (b) Property/Business Interruption Insurance written on an All Risk or Special Perils form, with coverage for water damage including sprinkler leakage, at replacement cost value and with a replacement cost endorsement covering all of Tenant's business and trade fixtures, equipment, movable partitions, furniture, merchandise and other personal property within the Premises (Tenant's "**Personal Property**") and any improvements performed by or for the benefit of Tenant; (c) Workers' Compensation Insurance in amounts required by Law; (d) Employers Liability Coverage of at least $1,000,000.00 per occurrence; and (e) umbrella coverage of at least $3 million. Any company writing Tenant's Insurance must be authorized to do business in California with a Best's Rating of at least "A-" and a Best's Financial Size Category rating of at least "VIII," as set forth in the most current edition of "Best's Insurance Reports" (unless otherwise approved by Landlord). All Commercial General Liability Insurance policies must be issued as a primary policy (not contributed with, and in excess of coverage Landlord may carry) and name as additional-insureds Landlord (or its successors and assignees), the managing agent for the Building (or any successor), and their respective members, principals, beneficiaries, partners, officers, directors, employees, and agents, and other designees of Landlord and its successors as the interest of such designees shall appear, and any Lender. All policies of Tenant's Insurance shall contain endorsements that the insurer(s) shall give Landlord and its designees at least 30 days' advance written notice of any cancellation, termination, or material change and no such policy may include a deductible or self-insured component for more than $50,000. Upon receipt of written request, Tenant shall provide Landlord with a certificate of insurance evidencing Tenant's Insurance before Tenant is provided with possession of the Premises, and thereafter as necessary to assure that Landlord always has current certificates evidencing Tenant's Insurance. So long as the same is available at commercially reasonable rates, Landlord shall maintain so called All Risk property insurance on the Building at replacement cost value as reasonably estimated by Landlord, plus rent abatement insurance covering 12 months of rent, and, at Tenant's written request (and Tenant's cost under Operating Expenses), earthquake insurance coverage to the extent reasonably available and subject to commercially reasonable deductibles. Landlord may also maintain any other insurance with respect to the Project as it or its Lender(s) deem appropriate. The premiums,

costs, expenses, and deductibles (or similar costs or charges) of or with respect to any such insurance procured by Landlord are, collectively, "**Insurance Expenses**" included in Operating Expenses.

Landlord and Tenant hereby waive and shall cause their respective insurance carriers to waive any and all rights of recovery, claims, actions or causes of action against the other for any loss or damage with respect to Tenant's Personal Property, the Building, the Premises, or any contents thereof, including rights, claims, actions and causes of action based on negligence, which loss or damage is (or would have been, had the insurance required by this Lease been carried) covered by insurance.

13. <u>Taxes</u>. Tenant shall pay before delinquency all taxes, assessments, license fees, and other charges that are levied or assessed against, or based on the value of, Tenant's Personal Property. On demand by Landlord, Tenant shall furnish Landlord with satisfactory evidence of such payments. If any such taxes, assessments, license fees, or other charges are levied against Landlord or Landlord's property, or if the assessed value of the Premises is increased by the inclusion of a value placed on Tenant's Personal Property, then Tenant, on demand, shall immediately reimburse Landlord for the sum of such taxes, assessments, license fees, and other charges so levied against Landlord, or the proportion of taxes resulting from such increase in Landlord's assessment, which amounts constitute additional rent under this Lease. Landlord may pay such taxes, assessments, license fees, or other charges or such proportion, and receive such reimbursement, regardless of the validity of the levy.

14. <u>Alterations</u>. After the Rent Commencement Date, Tenant may make alterations, improvements, additions, installations, or changes to the Premises other than the TI Work (any of the preceding, "**Alterations**") only if: (a) if the Alterations create a Design Concern (as defined below), Tenant first obtains Landlord's written consent, which consent may not unreasonably be withheld (or delayed more than 14 days after Landlord receives all reasonably requested information); (b) Tenant complies with all conditions that may be reasonably imposed by Landlord, including but not limited to Landlord's selection of specific contractors or construction techniques, such as those designed to maintain the effectiveness of warranties (but Landlord may not unreasonably impose such restrictions), and (c) Tenant pays Landlord the reasonable costs and expenses of Landlord for architectural, engineering, or other consultants which reasonably may be incurred by Landlord in determining whether to approve any such Alterations, plus a construction coordination fee to Landlord or its agent in the amount of 1.0% of the costs of the design, construction, and installation of the Alterations. At least 30 days before making any Alterations, Tenant shall submit to Landlord, in written form, proposed detailed plans of such Alterations. Tenant shall, before commencing any Alterations, at Tenant's sole cost, (i) acquire (and deliver to Landlord a copy of) a permit from appropriate governmental agencies to make such Alterations (any conditions of which permit Tenant shall comply with, at Tenant's sole cost, in a prompt and expeditious manner), (ii) if the expected costs of the Alterations exceed $500,000.00, obtain and deliver to Landlord (unless this condition is waived in writing by Landlord) reasonable evidence of the certainty of Tenant's funding such Alterations, such as cash reserves, loan commitment, or a lien and completion bond in an amount equal to 125% of the estimated cost of the proposed Alterations, to insure Landlord against any liability for mechanics' liens and to ensure completion of the work, and (iii) provide Landlord with 10 days' prior written notice of the date the installation of the Alterations is to commence, which notice must explicitly remind Landlord to post and record an appropriate notice of non-responsibility. All Alterations shall upon installation become the property of Landlord and shall remain on and be surrendered with the Premises on termination of this Lease, except that Landlord may, at its election at the time it issues approval of the Alterations (or at any time if the Alterations were not submitted for Landlord's approval before construction), require Tenant to remove any or all of the Alterations before the Expiration Date or earlier termination of this Lease, in which event Tenant shall, at its sole cost, on or before the Expiration Date or earlier termination of this Lease, repair and restore the Premises to the condition of the Premises prior to the installation of the Alterations that are to be removed. Tenant shall pay all costs for Alterations and other construction done or caused to be done by Tenant and Tenant shall keep the Premises free and clear of all mechanics' and materialmen's lien's resulting from or relating to any Alterations or other construction.

As used in this Lease, a "**Design Concern**" means that the proposed Alteration (a) affect any structural components of the Building; (b) is not in compliance with Applicable Regulations; (c) would materially affect the heating, ventilation, air conditioning, electrical, plumbing, mechanical, fire/life safety or other systems of the Building; (d) would affect the exterior appearance of the Building; or (e) cost more than $50,000 individually or, when added to all prior unapproved Alterations, cost more than $100,000 in the aggregate.

15. <u>Surrender of Premises and Holding Over</u>. On the Expiration Date or earlier termination of this Lease, Tenant shall (i) surrender to Landlord the Premises in good and clean condition, along with all keys to the Premises and Project (including any keys to any exterior or interior doors), (ii) remove all of Tenant's Personal Property and perform all repairs and restoration required by the removal of any Alterations (to the extent required under this Lease) or Tenant's Personal Property (and remove Tenant's signage in accordance with this Lease); and (iii) "close out" all operating permits, including any hazardous material and radioactive permits, if any. Landlord may elect to retain or dispose of in any manner any Alterations or Tenant's Personal Property that Tenant does not remove from the Project on the Expiration Date or earlier termination of this Lease as required by this Lease by giving written notice to Tenant. Any such Alterations or Tenant's Personal Property that Landlord elects to retain or dispose of will vest in Landlord immediately on notice to Tenant. Tenant waives all claims against Landlord for any damage to Tenant resulting from Landlord's retention or disposition of any such Alterations or Tenant's Personal Property. Tenant is liable to Landlord for Landlord's costs for storing, removing or disposing of any such Alterations or Tenant's Personal Property. If for any reason Tenant fails to surrender the Project to Landlord on the Expiration Date or earlier termination of this Lease, Tenant shall indemnify Landlord against all actions, liabilities, damages, losses, costs, expenses, attorneys' fees and claims resulting from such failure, including any claim for damages made by a succeeding tenant. If Tenant remains in possession of the Premises after the Expiration Date or earlier termination of this Lease, Basic Monthly Rent will automatically increase to 150% of the Basic Monthly Rent in effect immediately before the Expiration Date or earlier termination of this Lease, as the case may be.

16. <u>Default</u>. Each of the following occurrences constitutes a default by Tenant under this Lease: (a) Tenant's failure to pay any portion of rent when due, if the failure continues for five days after written notice to Tenant ("**Monetary Default**"); (b) Tenant's failure (other than a Monetary Default) to comply with any term, provision, condition or covenant of this Lease, if the failure is not cured within 14 days after written notice to Tenant; provided, however, if Tenant's failure to comply cannot reasonably be cured within 14 days, Tenant will be allowed additional time (not to exceed 60 days) as is reasonably necessary to cure the failure so long as Tenant begins the cure within 14 days and diligently pursues the cure to completion; (c) Tenant's default under any material debt obligation to a third-party (evidencing or resulting in a material adverse change to Tenant's financial condition) or Tenant becomes insolvent, makes a transfer in fraud of creditors, makes an assignment for the benefit of creditors, admits in writing its inability to pay its debts when due or forfeits or loses its right to conduct business; (d) Tenant's failure at any time to maintain the insurance required of it under this lease ; (e) Tenant's failure to provide an estoppel or SNDA as required under this Lease within five days after notice from Landlord of Tenant's failure to do so within the applicable timeframe specified below, (f) a Transfer in violation of this Lease, of (g) failure to keep the Letter of Credit or Security Deposit in place as contemplated under Article 19 below . If Landlord provides Tenant with notice of Tenant's failure to pay any rent under this Lease on two separate occasions during any 12-month period, Tenant's subsequent violation of any monetary default of this Lease will be, at Landlord's option, an incurable default by Tenant. All notices sent under this Section shall be in satisfaction of, and not in addition to, notice required by Law

17. <u>Landlord's Remedies</u>. Landlord is entitled to the following remedies if Tenant commits a default or breach under this Lease; these remedies are not exclusive, but are cumulative and in addition to any remedies provided elsewhere in this Lease, or now or later allowed by law.

17.1. <u>Continuation of Lease</u>. Landlord has the remedy described in California Civil Code Section 1951.4 (Landlord may continue the Lease in effect after Tenant's breach and abandonment and recover rent as it becomes due, if Tenant has right to sublet or assign, subject only to reasonable limitations). No act by Landlord (including the acts set forth in the next sentence) terminates Tenant's right to possession unless Landlord notifies

Tenant in writing that Landlord elects to terminate Tenant's right to possession. As long as Landlord does not terminate Tenant's right to possession, Landlord may (i) continue this Lease in effect, (ii) continue to collect rent when due and enforce all the other provisions of this Lease, and (iii) if Tenant has abandoned the Premises, enter the Premises and relet them, or any part of them, to third parties for Tenant's account, for a period shorter or longer than the remaining term of this Lease. Tenant shall immediately pay to Landlord all costs Landlord incurs in such reletting, including brokers' commissions, attorneys' fees, advertising costs, and expenses of remodeling the Premises for such reletting. If Landlord elects to relet all or any portion of the Premises as permitted above, rent that Landlord receives from such reletting will be applied to the payment of, in the following order and priority, (i) any indebtedness from Tenant to Landlord other than Basic Monthly Rent due from Tenant, (ii) all costs incurred by Landlord in the reletting, and (iii) Basic Monthly Rent (and, if applicable, percentage rent) due and unpaid under this Lease. After applying the payments as referred to above, any sum remaining from the rent Landlord receives from the reletting will be held by Landlord and applied in payment of future rent as it becomes due under this Lease. Tenant will not be entitled to any excess rent received by Landlord unless and until all obligations of Tenant under this Lease, including all future obligations, are satisfied in full.

17.2. <u>Termination of Tenant's Right to Possession</u>. In the event of such breach or default by Tenant, Landlord may terminate Tenant's right to possession of the Premises at any time, by notifying Tenant in writing that Landlord elects to terminate Tenant's right to possession. On termination of this Lease, Landlord has the right to recover from Tenant (i) the worth at the time of the award of the unpaid rent which had been earned at the time of such termination, (ii) the worth at the time of the award of the amount by which the unpaid rent which would have been earned after such termination until the time of award exceeds the amount of such loss of rent that Tenant proves could have been reasonably avoided, (iii) the worth at the time of the award of the amount by which the unpaid rent for the balance of the Term after the time of award (had there been no such termination) exceeds the amount of such loss of rent that Tenant proves could be reasonably avoided, and (iv) any other amount necessary to compensate Landlord for all detriment proximately caused by Tenant's failure to perform Tenant's obligations under this Lease or in the ordinary course of things would be likely to result therefrom. The "worth at the time of the award" of the amounts referred to in clauses (i) and (ii) above is to be computed by allowing interest at the Default Rate, as set forth below. The "worth at the time of the award" of the amount referred to in Clause (iii) above is to be computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award, plus two percent (2%).

17.3. <u>Landlord's Right to Cure Default</u>. Landlord, at any time after Tenant commits a default or breach under this Lease, may cure the default or breach on Tenant's behalf. Tenant shall reimburse Landlord for the cost of such performance upon demand, together with an administrative charge equal to 10% of the cost of the work performed or the expenditures made by Landlord along with interest at the Default Rate from the date incurred by Landlord until the date paid by Tenant (all of which constitutes additional rent under this Lease).

17.4. <u>Enforcement Costs</u>. On demand, Tenant shall pay Landlord all costs and expenses incurred by Landlord in connection with collecting any amounts or damages owing by Tenant under this Lease, or to enforce any provision of this Lease, including reasonable attorneys' fees, whether or not Landlord commences any action.

18. <u>Late Payments</u>. Late payment by Tenant to Landlord of rent will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which would be impracticable or extremely difficult to fix. Costs include processing, collection and accounting charges, and late charges that may be imposed on Landlord by the terms of any deeds of trust covering the Premises. Therefore, if any rent or other payment is not received by Landlord within five days after its due date, then, without any requirement for notice to Tenant, Tenant shall pay to Landlord an additional sum of five percent of such overdue amount as a late charge. Such late charge represents a fair and reasonable estimate of the costs that Landlord will incur by reason of any late payment by Tenant, and therefore this paragraph is reasonable under the circumstances existing at the time this Lease is made. Acceptance of such late charge by Landlord does not constitute a waiver of Tenant's default with respect to such overdue amount, nor prevent Landlord from exercising any of the other rights and remedies available to Landlord under this Lease. In addition to

the late charge payable by Tenant, if any rent is not paid within 30 days of the date such rent is due, then Tenant shall pay to Landlord interest on the overdue rent at the rate equal to 1.5% per month, or the maximum rate permitted by law, whichever is less (the "**Default Rate**"). Such interest shall additionally accrue and be payable by Tenant relative to any other amounts payable by Tenant to Landlord under the provisions of this Lease which are not paid when due. All late charges and interest under this paragraph constitute additional rent under this Lease. If a late charge is payable under this Lease, whether or not collected, for two installments of Basic Monthly Rent, Operating Expense, or other rent due under this Lease during any 12-month period, Tenant's monthly payments will automatically become due and payable quarterly in advance, rather than monthly for 12 months and if quarterly payments are on time then after 12 months, they revert to monthly payments. All monies paid to Landlord under the preceding sentence may be commingled with other monies of Landlord and will not bear interest. If Tenant breaches any provision of this Lease, then any balance remaining from funds paid to Landlord under the provisions of this paragraph may, at Landlord's election, be applied to the payment of any monetary default of Tenant. Notwithstanding the foregoing, Landlord will not assess a late charge until Landlord has given written notice of such late payment for the first late payment in any 12 month period and after Tenant has not cured such late payment within 3 days from receipt of such notice. No other notices will be required during the following 12 months for a late charge to be incurred.

19. <u>Security</u>. Concurrent with its execution of this Lease, Tenant shall deliver the Security Deposit to Landlord to secure the performance by Tenant of all of its obligations under this Lease and Landlord may apply the Security Deposit to amounts owed by Tenant under this lease or as are reasonably necessary to remedy Tenant defaults, including amounts: (i) to pay rent, (ii) to repair damages caused by Tenant or Tenant's Invitees to the Premises or Project, (iii) to clean the Premises on the termination of this Lease, (iv) to remedy any other defaults by Tenant in the performance of any of its obligations under this Lease, and (v) to pay damages to Landlord on account of Tenant's default. If Tenant commits any default under this Lease, Landlord may, but is not obligated to, use the Security Deposit to cure such defaults, and to compensate Landlord for damage suffered by Landlord from such defaults, including attorneys' fees and costs incurred by Landlord. Tenant shall promptly pay to Landlord the amount necessary to replenish any portion of the Security Deposit so used by Landlord. Following the Expiration Date or earlier termination of this Lease, and within the time frame required by applicable law, Landlord shall deliver to Tenant, at Tenant's last known address, any portion of the Security Deposit not used by Landlord in accordance with this paragraph. Landlord may commingle the Security Deposit with Landlord's other funds and Landlord will not pay interest on such Security Deposit to Tenant. As security for Tenant's obligations under this Lease, Tenant, as debtor, grants and assigns to Landlord, as secured party, a security interest in the Security Deposit. Tenant shall take all steps reasonably requested by Landlord (and authorizes Landlord) to perfect and maintain Landlord's security interest in the Security Deposit granted in this paragraph, including the execution and filing of appropriate financing statements, and Tenant authorizes Landlord to prepare and file such financing statements.

Tenant may satisfy the security payment by giving Landlord a clean, unconditional, irrevocable, transferable standby letter of credit in the amount of the Security Deposit (the "**Letter of Credit**"), in form and issued by a financial institution ("Issuer") satisfactory to Landlord in its reasonable discretion. The Issuer must be a solvent, nationally-recognized bank with a long term rating of BBB or higher, under the supervision of the Superintendent of Banks of the State of California or a national banking association and the Letter of Credit must be payable at an office of the Issuer in San Francisco or Santa Clara County, California. The Letter of Credit must permit partial draws, and provide that draws will be honored on receipt by Issuer of the original or a certified copy of the Letter of Credit accompanied by a written statement signed by Landlord or its authorized agent certifying that Landlord is entitled to draw on the Letter of Credit pursuant to the terms of this Lease. The Letter of Credit must automatically renew annually without at least 45 days advance written notice from the Issuer to Landlord of non renewal, and remain in place until no earlier than 91 days after the Expiration Date. Landlord may draw the Letter of Credit in part or in full in the event (a) of any default by Tenant under this Lease (and may use any such proceeds to fulfill any Tenant obligations under this Lease, but such application will not constitute a cure of Tenant's default) or (b) Tenant fails to provide Landlord with evidence at least 30 days before any anticipated expiration of the Letter of Credit that it has been renewed for at least an additional year. To the extent Landlord draws more funds on the Letter of Credit than can be applied to obligations then due or payable to Landlord, the excess will be added to the Security Deposit and subject to the provisions of the first paragraph of this Article 19. Within 10 days after Landlord's request, Tenant shall cause the Letter of Credit to be re-issued or transferred to any buyer or lender.

20. Destruction. If the Premises is totally or partially destroyed during the Term, rendering the Premises totally or partially inaccessible or unusable, then (i) Landlord shall restore the Premises to substantially the same condition as it was in immediately before such destruction, (ii) Landlord will not be required to restore Tenant's Alterations or Tenant's Personal Property unless they are an integral part of the Premises and specifically covered by insurance proceeds received by Landlord, such excluded items being the sole responsibility of Tenant to restore, (iii) the destruction will not terminate this Lease, and (iv) all obligations of Tenant under this Lease will remain in effect, except that, to the extent rental interruption insurance proceeds are paid to Landlord, the Basic Monthly Rent will be abated or reduced, between the date of the destruction and the date of completion of restoration, by the ratio of (a) the area of the Premises rendered unusable or inaccessible by the destruction and not used by Tenant to (b) the area of the Premises before the destruction. Notwithstanding the foregoing, Tenant may terminate this Lease by so notifying Landlord in writing within 30 days after the destruction if (x) then-existing Applicable Regulations do not permit such restoration, (y) the destruction occurs during the last year of the Term (as it may have been extended), or (z) Tenant establishes that substantial completion of the restoration will not occur within 9 months after the date of the destruction. Conversely, notwithstanding anything to the contrary in this Lease, Landlord may terminate this Lease by so notifying Tenant in writing on or before the later of 90 days after the destruction or 45 days after Landlord's receipt of the proceeds from insurance maintained by Landlord, if (A) then-existing Applicable Regulations do not permit such restoration, (B) the destruction occurs during the last year of the Term (as it may have been extended), (C) the destruction exceeds 50 percent of the then-replacement value of the Building, or (D) Landlord reasonably determines that the cost of the restoration exceeds the amount of insurance proceeds relating to the destruction actually received by Landlord by more than $100,000.00, unless Tenant funds such excess costs beyond the $100,000.00 threshold. If Tenant or Landlord terminates this Lease in accordance with this paragraph, then (1) Landlord has no obligation to restore the Premises, (2) Landlord retains all insurance proceeds relating to such destruction, and (3) this Lease terminates as of 30 days after the notice of termination from Tenant or Landlord. If Landlord restores the Premises as provided above, then Tenant waives the provisions of California Civil Code Sections 1932(2) and 1933(4) or any successor statute with respect to any destruction of the Premises. Landlord and Tenant agree that the proceeds of the property insurance carried by Tenant pursuant to this Lease (other than for Tenant's Personal Property), so long as this Lease is in effect, shall be used for the repair or replacement of the Tenant Improvements and Alterations so insured to the extent necessary to put the Premises in a usable condition generally consistent with the quality of such improvements prior to the loss or casualty giving rise to the repair or replacement. Upon a casualty giving rise to the termination of this Lease, the proceeds of insurance shall be paid to Landlord and Tenant, as their interests appear in the insured property.

21. Condemnation. If during the Term there is any taking of all or any part of the Premises or any interest in this Lease by the exercise of any governmental power, whether by legal proceedings or otherwise, by any entity or individual having the power of condemnation (any of the preceding a "**Condemnor**"), or a voluntary sale or transfer by Landlord to any Condemnor, either under threat of condemnation or while legal proceedings for condemnation are pending (any of the preceding, a "**Condemnation**"), then this paragraph applies. A temporary Condemnation of all or any part of the Premises for less than 180 days does not constitute a Condemnation under this paragraph, but the Basic Monthly Rent is abated as to the portion of the Premises affected during the temporary Condemnation. If the Condemnation is of the entire Premises, then this Lease terminates on the date the Condemnor takes possession of the Premises (the "**Date of Condemnation**"). If the Condemnation is of some, but not all, of the Premises, then this Lease remains in effect, except that, if the remaining portion of the Premises is rendered unsuitable for Tenant's continued use of the Premises, then Tenant may elect to terminate this Lease by so notifying Landlord in writing (the "**Termination Notice**") within 30 days after the date that the nature and extent of the Condemnation have been determined. Such termination becomes effective on the earlier of (i) the date that is 30 days after the Termination Notice, and (ii) the Date of Condemnation. If Tenant does not give Landlord the Termination Notice within the 30-day period, then all obligations of Tenant under this Lease remain in effect, except that (unless the Premises are restored as set forth below) Basic Monthly Rent will prospectively be reduced by the ratio of (a) the area of the

Premises taken to (b) the area of the Premises immediately before the Date of Condemnation. Notwithstanding anything to the contrary in this paragraph, if within 20 days after Landlord's receipt of the Termination Notice Landlord notifies Tenant that Landlord at its cost will add to the remaining Premises so that the area of the Premises will be substantially the same after the Condemnation as they were before the Condemnation, and Landlord commences the restoration promptly and completes it within 180 days after Landlord so notifies Tenant, then all obligations of Tenant under this Lease remain in effect, except that Basic Monthly Rent shall be abated or reduced during the period from the Date of Condemnation until the completion of such restoration by the ratio of (A) the area of the Premises taken to (B) the area of the Premises immediately before the Date of Condemnation. Unless Landlord restores the Premises pursuant to the preceding sentence, or unless Tenant gives Landlord the Termination Notice within the relevant 30-day period, Tenant at its sole cost shall accomplish any restoration required by Tenant to use the Premises. All compensation, sums, or anything of value awarded, paid, or received on a total or partial Condemnation (the "**Award**") belongs to and must be paid to Landlord (except as provided below). Tenant has no right to any part of the Award, and Tenant hereby assigns to Landlord all of Tenant's right, title, and interest in and to any part of the Award, except that Tenant may receive from the Award any sum paid expressly to Tenant from the Condemnor for Tenant's loss of Tenant's Personal Property and relocation costs or restoration costs for a partial condemnation. Landlord and Tenant waive the provisions of any statute (including California Code of Civil Procedure Section 1265.130 or any successor statute) that allows Landlord or Tenant to petition the applicable court to terminate this Lease in the event of a partial taking of the Premises.

22. <u>Assignment and Other Transfers</u>. Without Landlord's prior written consent, which may not unreasonably be withheld, none of the following may occur (or be permitted by Tenant to occur), voluntarily, involuntarily, by operation of law, or otherwise (any of the following, a "**Transfer**"): (i) any assignment, sublease, disposition, sale, concession, license, mortgage, encumbrance, hypothecation, pledge, collateral assignment, or other transfer, by Tenant of this Lease, any interest in this Lease, or all or any portion of the Premises; or (ii) except while Tenant is a publicly-traded entity registered on a major international stock exchange, any assignment, disposition, sale, transfer, acquisition, or issuance of equitable interests (whether stock, partnership or otherwise) in Tenant, to or by any person, entity, or group of related persons or affiliated entities, whether in a single transaction or in a series of related or unrelated transactions, which results in such person, entity, or group holding (or assigning, transferring, disposing of, or selling) 50% or more of the aggregate legal or beneficial interests in Tenant. Landlord will not be liable in damages to Tenant or to any proposed subtenant, assignee or other transferee (any of the preceding a "**Proposed Transferee**") if such consent is adjudicated to have been unreasonably withheld, in which case Tenant's sole remedy is to have the proposed Transfer declared valid as if Landlord's consent had been given (in which case Tenant will be entitled to reasonable attorney's fees if Tenant is the prevailing party in such litigation); provided, however, that this limitation of liability will not apply if Landlord fails to cooperate with Tenant's efforts to adjudicate the consent issue as soon as possible through arbitration with the San Francisco office of the Judicial Arbitration & Mediation Services, Inc. or another arbitration service reasonably acceptable to Tenant and Landlord. No Transfer releases or discharges Tenant or any Lease guarantor from any liability, whether past, present, or future, under this Lease and Tenant (and each Lease guarantor, if any) continues to remain liable under this Lease regardless of the Transfer (and Tenant (and each Lease guarantor, if any) shall execute a guaranty of the Proposed Transferee's obligations in form and substance satisfactory to Landlord. Tenant irrevocably assigns to Landlord, as security for Tenant's obligations under this Lease, all rent and other amounts from any Transfer, and Landlord, as assignee and as special attorney-in-fact for Tenant, or a receiver for Tenant appointed on Landlord's application, may collect such rent and other amounts and apply them toward Tenant's obligations under this Lease; except that, unless Tenant defaults under this Lease, Tenant may collect such rent and other amounts. Tenant shall promptly reimburse Landlord for Landlord's reasonable costs (less any payment made by Tenant with Landlord as set forth above) of reviewing, consenting to, rejecting or consummating any proposed Transfer, including reasonable attorneys' fees, not to exceed $1,500. Tenant shall promptly pay to Landlord one-half of all rents and other consideration, of whatever nature, payable by the Proposed Transferee (or receivable by Tenant) pursuant to any Transfer (net of Tenant's out-of-pocket leasing commission and improvement costs incurred in connection with the Transfer), that exceeds (1) if a sublease of a portion of the Premises, the portion of the Basic Monthly Rent that is allocable to the portion of the Premises subleased (such allocation based on the area of the portion subleased), or (2) if any other Transfer, the

Basic Monthly Rent. Notwithstanding anything to the contrary in this Lease and after 10 days prior written notice to Landlord, Tenant may, without Landlord's prior written consent and not subject to any recapture or bonus rent provisions, sublet the Premises or assign the Lease to: (i) a subsidiary, affiliate, division or corporation controlling, controlled by or under common control with Tenant; (ii) a successor corporation related to Tenant by merger, consolidation, nonbankruptcy reorganization, or government action; or (iii) a purchaser of substantially all of Tenant's assets located in the Premises; provided, however, no assignment (as opposed to sublease) under this sentence is permitted unless Tenant first establishes to Landlord's reasonable satisfaction that the proposed assignee's financial condition (net worth, net income, and liquidity) is at least as good as that of the original Tenant as of the date of this Lease. Any of the transfers permitted under the preceding sentence is referenced hereafter as "Permitted Transfer" and the transferee is referenced as "Permitted Transferee." For the purpose of this Lease, sale of Tenant's capital stock through any public exchange or issuances for purposes of raising financing shall not be deemed an assignment, subletting, or any other transfer of the Lease or the Premises.

23. Access by Landlord. Landlord and any of Landlord's agents or employees may enter the Premises at all reasonable times, during normal business hours if feasible under the circumstances, and after reasonable notice (and subject to Tenant's reasonable security measures), if feasible under the circumstances, (i) to determine whether the Premises are in good condition and whether Tenant is complying with its obligations under this Lease, (ii) to do any necessary maintenance or make any restoration to the Premises that Landlord has the right or obligation to perform, (iii) to serve, post, or keep posted any notices required or allowed under this Lease, (iv) to post "for sale" or "for rent" or "for lease" signs, (v) to show the Premises to brokers, agents, prospective buyers, prospective tenants, or other persons interested in a listing of, financing, purchasing, or occupying the Premises, (vi) to review Tenant's Hazardous Materials handling, confirm chemical inventory list, and otherwise inspect the Premises for Hazardous Materials contamination or potential contamination, including an environmental audit of the Premises (the costs of which will be borne by Tenant whenever (a) they reveal any contamination, chemical or environmental irregularities, or (b) they follow a default by Tenant under this Lease, and (vii) to shore the foundations, footings, and walls of the Project, and to erect scaffolding and protective barricades around and about the Project and Premises, but not so as to prevent entry to the Premises, and to do any other act or thing necessary for the safety or preservation of the Premises or Project if any excavation or other construction is undertaken or is about to be undertaken on any adjacent property or nearby street. In the event of an emergency Landlord may enter the Premises at any time, without prior notice to Tenant. Landlord's rights under this paragraph extend, with Landlord's consent, to the owner of adjacent property on which excavation or construction is to take place and the adjacent property owner's agents, employees, officers, and contractors.

24. Indemnity and Exemption of Landlord from Liability. Tenant shall defend, indemnify, and hold harmless Landlord and Landlord's agents, affiliates, owners, employees, and independent contractors (collectively, "**Landlord Indemnitees**") against all Claims (as defined below) and all costs, expenses, and attorneys' fees incurred in the defense or handling of any such Claims or any action or proceeding brought on any of such Claims. For purposes of this Lease, "**Claims**" means all liabilities, damages, losses, costs, expenses, reasonable attorneys' fees, and claims (except to the extent they result from Landlord's grossly negligent acts or willful misconduct) arising from or which seek to impose liability under or because of (i) Tenant's or Tenant's Invitees' acts or omissions, (ii) any breach or default in the performance of any obligation to be performed by Tenant under this Lease, or (iii) any event, act or omission arising on, out of or around the Project, except to the extent caused by Landlord's gross negligence or willful misconduct. Except to the extent caused by Landlord's grossly negligent acts or willful misconduct, Tenant assumes all risk of, and Tenant waives all claims against all Landlord Indemnitees in respect of, and no Landlord Indemnitee is liable for, any of the matters set forth above in this paragraph or any of the following: damage or injury to the goods, wares, merchandise, or other property or the person of Tenant, Tenant's Invitees, or any other persons in, on, or about the Project, whether such damage, loss, or injury is caused by or results from criminal acts, fire, steam, electricity, gas, water, rain, the breakage, leakage, obstruction or other defects of pipes, sewer lines, sprinklers, wires, appliances, plumbing, air-conditioning or lighting fixtures, or any other cause, conditions arising about the Premises, or other sources or places, and regardless of whether the cause of such damage, loss, or injury or the means of repairing such damage, loss, or injury is inaccessible to Tenant. "Claims" also includes those arising

from or relating to: (i) any discharges, releases, or threatened releases of noise, pollutants, contaminants, herbicides, pesticides, insecticides, or hazardous or toxic wastes, substances, or materials, or any other chemicals or substances which are regulated by any governmental agency or are harmful to human health (any of the preceding a "**Hazardous Material**") into ambient air, water, or land by Tenant or Tenant's Invitees, or otherwise from, on, under, or above the Project after the Commencement Date and before the later of termination of this Lease and the complete vacation of the Project by Tenant and Tenant's Invitees, (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, or hazardous or toxic wastes, substances, or materials by Tenant or Tenant's Invitees, or otherwise from, on, or under, the Project after the date that Landlord delivers possession of the Premises to Tenant and before the later of termination of this Lease and the complete vacation of the Project by Tenant and Tenant's Invitees, or (iii) a violation of any Applicable Regulation, including any environmental law or regulation on, under, or above the Premises caused by Tenant or Tenant's Invitee on, under, around or above the Project or otherwise from, on, or under, the Project after Landlord delivers possession of the Premises to Tenant and before the later of termination of this Lease and the complete vacation of the Project by Tenant and Tenant's Invitees.

Notwithstanding any contrary provision in this Lease, neither Landlord nor any of the Landlord Indemnitees shall be liable under any circumstances for injury or damage to, or interference with, Tenant's business, including but not limited to, loss of profits, loss of rents or other revenues, loss of business opportunity, loss of goodwill or loss of use, in each case, however occurring, or for any consequential or special damages.

25. <u>Hazardous Substances</u>. Although Tenant has reviewed a Phase I Environmental Site Assessment prepared by ATC Associates, Inc. dated January 26, 2011 (the "**Entrance Assessment**") with respect to the Premises (and Landlord makes no representation or warranty regarding such report), Landlord shall indemnify Tenant for losses incurred by Tenant resulting from the contamination of the Premises of Hazardous Materials to the extent Tenant establishes that the contamination existed on the Premises before the date of this Lease. Neither Tenant nor any of Tenant's Invitees may use, manufacture, store, or dispose of any Hazardous Materials anywhere within the Project, except in accordance with all Applicable Regulations and the Operations Plan, and only if all claims, liabilities and damages arising from such Hazardous Materials are either adequately covered (and the Hazardous Materials permitted) by Landlord's insurance or covered (and the Hazardous Materials permitted) by supplemental insurance or endorsements appropriate to such use reasonably acceptable to Landlord. If the Premises is contaminated by any Hazardous Material following Landlord's delivery of the Premises to Tenant, or if any part of the Project is contaminated by any Hazardous Material used by Tenant or Tenant's Invitees, then (1) Tenant shall promptly notify Landlord in writing of such contamination, and (2) Landlord may elect to either (A) demand that Tenant perform all remediation required by Landlord (to Landlord's reasonable satisfaction and at Tenant's sole cost, necessary to return the Premises and Project to at least as good a condition as they were in as of the date the Premises was delivered to Tenant, which Tenant shall immediately do upon receipt of notice from Landlord, or (B) proceed to cause such investigation, clean-up, and remediation work which Landlord reasonably deems necessary or desirable to be undertaken, whereupon the entire cost thereof (plus a supervisory fee equal to five percent (5.0%) of such cost) will be payable by Tenant to Landlord upon demand as additional rent. If Tenant does not promptly commence and diligently pursue such remediation, then Landlord may perform or cause to be performed such remediation and Tenant shall immediately, upon demand, pay the cost thereof, plus a supervisory fee in the amount of five percent (5.0%) of such cost. Tenant's obligations and liability under this paragraph shall survive the termination of Tenant's tenancy and the Term of this Lease, except that nothing contained in this paragraph shall be deemed to impose liability on Tenant for any problem arising after the Term of this Lease or later vacation of the Premises by Tenant or Tenant's Invitees, provided neither Tenant nor Tenant's Invitees contributed to such problem during the Term of the Lease.

26. <u>No Security Measures</u>. Tenant acknowledges (i) that the Basic Monthly Rent does not include the cost of any security measures for any portion of the Premises or Project (ii) that Landlord has no obligation to provide any security measures, and that if Landlord does provide security, it has no obligation to continue doing so, (iii) that Landlord has made no representation to Tenant regarding the safety or security of the Premises or Project, and (iv) that Tenant is solely responsible for providing any security it deems necessary to protect itself, its property, and

Tenant's Invitees in, on, or about the Premises and the Project. Landlord has no duty to warn Tenant of any criminal acts or dangerous conduct that has occurred in or near the Project, regardless of Landlord's knowledge of such crimes or conduct.

27. <u>Non-Premises Project Area Changes</u>. Landlord may (i) close any portion of the Project not within the Premises, such as portions of the parking or landscape areas or driveways or sidewalks ("**Exterior Area**") to the extent required in the opinion of Landlord's legal counsel to prevent a dedication of any of such area or the accrual of any rights to any person or to the public in and to any portion of the Project, (ii) close, temporarily, any of the Exterior Area for maintenance purposes, (iii) designate other property outside the boundaries of the Project to become part of the Exterior Area, (iv) close off or otherwise utilize portions of the Exterior Area while constructing improvements or making repairs or alterations to any portion of the Project, and (v) so long as they do not adversely affect Tenant's use of the Premises in any material way, make any changes to any part of the Project, including changes to buildings or other improvements, the addition of new buildings or other improvements, or changes in the location of driveways, entrances, exits, vehicular parking spaces, or the direction of the flow of traffic.

28. <u>Subordination and Attornment and Lender Protection</u>. This Lease and Tenant's rights under this Lease are subject and subordinate to any mortgage, deed of trust, ground lease, or underlying lease (and to all renewals, modifications, consolidations, replacements, or extensions thereof), now or hereafter affecting the Premises, provided that the holder of each such mortgage, deed of trust, ground lease, or underlying lease (each, a "**Lender**") shall not disturb Tenant's tenancy, and shall honor this Lease, so long as no Event of Default occurs. The provisions of this paragraph are self-operative, and no further instrument of subordination is required. In confirmation of such subordination, however, Tenant shall (and cause the Guarantors to), within 10 business days after Landlord's request, execute and deliver any instruments that Landlord or any Lender may request to evidence such subordination (an "**SNDA**") so long as the SNDA includes customary non-disturbance protection for Tenant or substantially conforms to the attached *Exhibit D*. Notwithstanding the preceding provisions of this paragraph, if any Lender elects to have this Lease prior to the lien of its ground lease, deed of trust, or mortgage, and gives written notice thereof to Tenant, then this Lease is deemed to be prior to the lien of such ground lease or mortgage and such ground lease, deed of trust, or mortgage shall be deemed to be subordinate to this Lease. In any event, if a Lender or lessor succeeds to the rights of Landlord under this Lease, whether by foreclosure, deed in lieu of foreclosure, termination, or otherwise, then (i) such successor landlord will not be subject to any offsets or defenses which Tenant might have against Landlord, (ii) such successor landlord will not be bound by any prepayment by Tenant of more than one month's installment of rent, (iii) such successor landlord will not be subject to any liability or obligation of Landlord except those arising after such succession, (iv) Tenant shall attorn to and recognize such successor landlord as Tenant's landlord under this Lease, (v) Tenant shall promptly execute and deliver any instruments that may be necessary to evidence such attornment, provided the same is in a commercially reasonable form and (vi) on such attornment, this Lease shall continue in effect as a direct lease between such successor landlord and Tenant. Notwithstanding anything to the contrary set forth in this Lease, upon receipt of the name and address of Landlord's Lender, Tenant may not exercise any remedies on account of this Lease without first giving the Lender notice of Tenant's default and a reasonable opportunity for the Lender to cure such default.

29. <u>Estoppel Certificates</u>. Within 10 business days after notice from Landlord, Tenant shall execute (and cause any Lease guarantors at the time to execute) and deliver to Landlord, an estoppel certificate in form reasonably requested by Landlord or its Lender or prospective lender, investor, or purchaser, or substantially conforms to the attached *Exhibit E*, stating (i) that this Lease is unmodified and in full force and effect, or in full force and effect as modified, and stating all modifications, (ii) the then-current Basic Monthly Rent and Operating Expenses, (iii) the dates to which rent has been paid in advance, (iv) the amount of any security deposit, prepaid rent or other payment constituting rent which has been paid (including Operating Expenses), (v) whether or not Tenant or Landlord is in default under this Lease and whether there currently exist any defenses or rights of offset under the Lease, and (vi) such other matters as Landlord shall reasonably request. Tenant's failure to deliver the certificate within the 10 business day period shall be conclusive upon Tenant for the benefit of Landlord, and any successor in interest to Landlord, any Lender or proposed Lender, and any purchaser of the Premises that, except as may be represented by

Landlord, this Lease is unmodified and in full force and effect, no rent has been paid more than 30 days in advance, and neither Tenant nor Landlord is in default under this Lease. Tenant irrevocably constitutes and appoints Landlord as its special attorney-in-fact to execute and deliver such certificate to any third party (or the SNDA to the applicable Lender) if Tenant fails to deliver such certificate (or SNDA) within the 10 business day period.

30. <u>Waiver</u>. No delay or omission in the exercise of any right or remedy of Landlord in the event of any default by Tenant shall impair such right or remedy or be construed as a waiver. The receipt and acceptance by Landlord of delinquent rent does not constitute a waiver of any default other than the particular rent payment accepted. Landlord's receipt and acceptance from Tenant, on any date (the "**Receipt Date**"), of an amount less than the amount due on such Receipt Date, or to become due at a later date but applicable to a period before the Receipt Date, does not release Tenant of its obligation (i) to pay the full amount due on such Receipt Date or (ii) to pay when due the full amount to become due at a later date but applicable to a period before such Receipt Date. No act or conduct of Landlord, including the acceptance of the keys to the Premises, constitutes an acceptance by Landlord of the surrender of the Premises by Tenant before the Expiration Date. Only a written notice from Landlord to Tenant stating Landlord's election to terminate Tenant's right to possession of the Premises constitutes acceptance of the surrender of the Premises and accomplishes a termination of this Lease. Landlord's consent to or approval of any act by Tenant requiring Landlord's consent or approval may not be deemed to waive or render unnecessary Landlord's consent to or approval of any other or subsequent act by Tenant. Any waiver by Landlord of any default must be in writing and does not constitute a waiver of any other default concerning the same or any other provision of this Lease. Tenant represents and warrants that if Tenant breaches this Lease and, as a result, this Lease is terminated on account of Tenant's monetary default, Tenant will not suffer any undue hardship as a result of the termination and, during the Term, will make such alternative or other contingency plans to provide for its vacation of the Premises and relocation in the event of such termination and Tenant waives any rights granted to Tenant under California Code of Civil Procedure Section 1179, California Civil Code Section 3275, and any successor statute(s). Tenant acknowledges that Tenant's waivers set forth in this paragraph are a material part of the consideration for Landlord's entering into this Lease and that Landlord would not have entered into this Lease in the absence of such waivers.

31. <u>Brokers</u>. Landlord and Tenant represents to the other that no real estate broker, agent, finder, or other person is responsible for bringing about or negotiating this Lease except for the Brokers and that it has not dealt with any real estate broker, agent, finder, or other person, relative to this Lease in any manner, other than the Broker. Landlord shall compensate Brokers in accordance with a separate written agreement between Landlord and the Broker. Tenant shall defend, indemnify, and hold harmless Landlord against all liabilities, damages, losses, costs, expenses, attorneys' fees and claims arising from any claims that may be made against Landlord by any real estate broker, agent, finder, or other person (other than as set forth above), alleging to have acted on behalf of or to have dealt with Tenant. The parties acknowledge and agree that none of the Brokers nor any of its agents may bind Landlord or Tenant or make any representations on behalf of Tenant or Landlord (and neither Landlord nor Tenant may rely on any representations, warranties, or commitments made by any of the Brokers).

32. <u>Easements</u>. Landlord may from time to time grant such easements, rights and dedications, and cause the recordation of parcel maps, easement and operating agreements, and restrictions affecting the Premises or Project so long as such actions do not unreasonably interfere with Tenant's use of the Premises or Project or increase Tenant's obligations under this Lease. Tenant shall promptly sign any documents or instruments to accomplish the foregoing upon request by Landlord. Tenant irrevocably appoints Landlord as Tenant's special attorney-in-fact to execute and deliver such documents or instruments on behalf of Tenant if Tenant refuses or fails to do so.

33. <u>Limitations on Landlord's Liability</u>. It is expressly understood and agreed that notwithstanding anything in this Lease to the contrary, and notwithstanding any Applicable Regulations to the contrary, the liability of Landlord hereunder (including any successor landlord hereunder) and any recourse by Tenant against Landlord shall be limited solely and exclusively to the interest of Landlord in and to the Project. Neither Landlord nor Landlord's affiliates, members, managers, shareholders, officers, directors, agents, or employees shall have any personal liability therefor, and Tenant hereby expressly waives and releases such personal liability on behalf of itself and all persons claiming by,

through or under Tenant. Tenant's rights to pursue Landlord's interest in the Project arise only after a judgment is entered in the applicable tribunal against Landlord. Tenant waives any right to record a lis pendens against any portion of the Premises. In the event of an alleged default by Landlord under this Lease, Tenant may in no event offset its rent, or perform Landlord's obligations (except in an emergency), or deduct any amounts from Tenant's rental obligations under this Lease; Tenant's sole remedies are to bring an appropriate action for specific performance against Landlord or to sue Landlord for damages, and only after giving Landlord written notice and a reasonable period of time within which to cure its default. If Landlord sells or transfers any portion of the Premises, Landlord, on consummation of the sale or transfer, shall be released from any liability thereafter accruing under this Lease, except for any breach by Landlord prior to the consummation of the sale or transfer. If any security deposit or prepaid rent has been paid by Tenant, Landlord may transfer the security deposit or prepaid rent to Landlord's successor-in-interest and on such transfer Landlord shall be discharged from any further liability arising from the security deposit or prepaid rent.

34. Quiet Enjoyment. So long as Tenant observes and performs all of the terms, covenants and conditions of this Lease to be observed and performed by Tenant, Tenant shall have peaceful and quiet enjoyment of the Premises against any person claiming by, through or under Landlord.

35. No Merger. The voluntary or other surrender of this Lease by Tenant, or a mutual cancellation of this Lease, or a termination by Landlord, shall not work a merger, and shall, at the option of Landlord, terminate any existing subleases or may, at the option of Landlord, operate as an assignment to Landlord of any such subleases.

36. Miscellaneous.

36.1. Financial Statements. On or before the 90th day after each calendar year, Tenant shall furnish to Landlord financial statements for Tenant (and each Lease guarantor, if any at the time) reflecting Tenant's (and Lease guarantor's, if applicable) then current financial condition. Such financial statements must include a current balance sheet and a profit and loss statement covering the prior calendar year and be certified as accurate and complete by Tenant's CEO or CFO. Tenant shall cooperate with any efforts by Landlord to obtain private credit ratings for Tenant. **These reporting requirements do not apply to any entity while its stock is publicly-traded on a U.S. national stock exchange and is a reporting company with the U. S. Securities Exchange Commission**.

36.2. Governing Law, Authority. This Lease shall be construed and enforced in accordance with the laws of the State of California. Each individual executing this Lease on behalf of Landlord or Tenant hereby represents and warrants that such entity on whose behalf he or she is signing is a duly formed and existing entity qualified to do business in California and that such entity has full right and authority to execute and deliver this Lease and that each person signing on behalf of such entity is authorized to do so

36.3. Time of Essence. Time and strict and punctual performance are of the essence with respect to each provision of this Lease.

36.4. Attorney's Fees. The prevailing party in any litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding ("**Proceeding**") relating to the enforcement or interpretation of this Lease may recover from the unsuccessful party all costs, expenses, and reasonable attorney's fees (including expert witness and other consultants' fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding proceeds to judgment), and (b) any post-judgment or post-award proceeding including one to enforce or collect any judgment or award resulting from the Proceeding. All such judgments and awards shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, and reasonable attorney's fees.

36.5. Interpretation. Whenever the context so requires in this Lease, all words used in the singular may include the plural (and vice versa) and the word "**person**" includes a natural person, a corporation, a firm, a

partnership, a joint venture, a trust, an estate or any other entity. The terms "**includes**" and "**including**" do not imply any limitation and mean "includes(ing) without limitation." No remedy or election under this Lease is exclusive, but rather, to the extent permitted by applicable law, each such remedy and election is cumulative with all other remedies at law or in equity. "**Applicable Regulations**" means all of the applicable laws, codes, ordinances, and regulations and covenants, conditions, easements, and restrictions governing the Project or Premises or any use of the Project or Premises, including the ADA. The paragraph headings in this Lease: (a) are included only for convenience, (b) do not in any manner modify or limit any of the provisions of this Lease, and (c) may not be used in the interpretation of this Lease. All provisions, whether covenants or conditions, to be performed or observed by Tenant shall be deemed to be both covenants and conditions. This Lease contains the entire and final agreement of the parties to this Lease with respect to the subject matter of this Lease, and supersedes all negotiations, stipulations, understandings, agreements, representations and warranties, if any, with respect to such subject matter, which precede or accompany the execution of this Lease. This Lease may be modified only by a contract in writing executed by the party to this Lease against whom enforcement of the modification is sought. Each provision of this Lease is valid and enforceable to the fullest extent permitted by law. If any provision of this Lease (or the application of such provision to any person or circumstance) is or becomes invalid or unenforceable, the remainder of this Lease, and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, are not affected by such invalidity or unenforceability.

36.6. <u>Notices</u>. Each notice and other communication required or permitted to be given under this Lease ("**Notice**") must be in writing. Notice is duly given to another party upon: (a) hand delivery to the other party, (b) three business days after the Notice has been deposited with the United States postal service as first class certified mail, return receipt requested, postage prepaid, and addressed to the party as set forth in Article 2, or (c) the next business day after the Notice has been deposited with a reputable overnight delivery service, postage prepaid, addressed to the party as set forth in Article 2 with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery-service-provider. Each party shall make a reasonable, good faith effort to ensure that it will accept or receive Notices to it that are given in accordance with this paragraph. A party may change its address for purposes of this paragraph by giving the other party written notice of a new address in the manner set forth above.

36.7. <u>Drafting Ambiguities</u>. Each party to this Lease and its legal counsel have reviewed and revised this Lease. The rule of construction that ambiguities are to be resolved against the drafting party or in favor of the party receiving a particular benefit under an agreement may not be employed in the interpretation of this Lease or any amendment to this Lease.

36.8. <u>No Liens and No Third Party Beneficiaries</u>. Nothing in this Lease is intended to confer any rights or remedies on any person or entity other than the parties to this Lease and their respective successors-in-interest and permitted assignees and the Landlord Indemnitees described above. Tenant has no authority or power to cause or permit any lien or encumbrance of any kind whatsoever, whether created by act of Tenant, operation of law or otherwise, to attach to or be placed upon the Project or Premises, and any and all liens and encumbrances created by Tenant shall attach to Tenant's interest only. Landlord shall have the right at all times to post and keep posted on the Premises any notice which it deems necessary for protection from such liens. Tenant covenants and agrees not to suffer or permit any lien of mechanics or material men or others to be placed against the Project, the Building or the Premises, or any portion thereof, with respect to work or services claimed to have been performed for or materials claimed to have been furnished to Tenant or the Premises, and, in case of any such lien attaching or notice of any lien, Tenant covenants and agrees to cause it to be immediately released and removed of record. Notwithstanding anything to the contrary set forth in this Lease, in the event that such lien is not released and removed on or before the date occurring 10 days after notice of such lien is delivered by Landlord to Tenant, Landlord, at its sole option, may immediately take all action necessary to release and remove such lien, without any duty to investigate the validity thereof, and all sums, costs and expenses, including reasonable attorneys' fees and costs, incurred by Landlord in connection with such lien shall be deemed additional rent under this Lease and shall immediately be due and payable by Tenant.

36.9. <u>Further Assurances</u>. Each party to this Lease shall execute and deliver all instruments and documents and take all actions, as may be reasonably required or appropriate to carry out the purposes of this Lease.

LANDLORD: **O'Nel Office Holdings, LLC**, a Delaware limited liability company

       By: Star Lake Fund I, LLC, a Delaware limited liability company, its sole Member

       By: _____

               Print name and title: _____

TENANT: **8x8, Inc.**, a Delaware corporation

       By: _____

           _____, Chief Executive Officer

       By: _____

           _____, Secretary/CFO